UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

Publicly-Held Company

EXCERPT OF ITEM (3) FROM THE MINUTES OF THE 81ST MEETING OF THE BOARD OF DIRECTORS, HELD ON APRIL 20, 2015

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that the item (3) of the Agenda of the Minutes of the 81st Meeting of the Board of Directors of Oi S.A., held on April 20, 2015, at 4:30 p.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“Moving on to item (3) of the agenda, the directors unanimously, replacing Mr. Bayard de Paoli Gontijo, elected: (i) Mr. Flavio Nicolay Guimarães, to act as the Corporate Finance Officer, and (ii) Mr. Marco Norci Schroeder, to act as Financial Administration Officer. The Directors registered the consolidated management of the Company, according to its by-laws, which now is: (i) Mr. Bayard De Paoli Gontijo, as Chief Executive Officer, Brazilian, married, business manager, holder of the identification card No. 08.484.9-1, and Taxpayers’ Registry No. 023.693.697-28; (ii) Mr. Flavio Nicolay Guimarães, as Chief Financial Officer and Investor Relations Officer, Brazilian, married, business manager, holder of identification card No. 21.448.384-8 – SSP/SP, and Taxpayers’ Registry No. 176.094.188-38; (iii) Mr. Eurico de Jesus Teles Neto, as Officer at large, Brazilian, married, lawyer, holder of identification card No. 0002709809 SSP-BA, Taxpayers’ Registry No. 131.562.505-97; (iv) Mr. Jason Santos Inácio, as Officer at large, Portuguese, holder of degrees in Marketing and Business Administration, holder of Portuguese passport No. L978569, with expiration date on December 29, 2016, Taxpayers’ Registry No. 062.408.917-70; and (v) Mr. Marco Norci Schroeder, as Officer at large, Brazilian, married, economist, holder of identification card No. 4427, issued by the Regional Economic Council, Taxpayers’ Registry No. 407.239.410-68; all with commercial address at Rua Humberto de Campos, 425, 8th floor, Leblon, City and State of Rio de Janeiro, and a term of office until the first Board of Directors meeting to take place after the 2016 General Shareholders’ Meeting. The hereby elected officers agreed to the Terms of Office on this date, and declared that they are not guilty of any crimes which would prohibit them from assuming the position for which they have been elected.”

All members of the Board of Directors were present and attached hereto are the signatures of the following: José Mauro Mettrau Carneiro da Cunha; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Carlos Augusto Borges; Armando Galhardo Nunes Guerra Junior; Fernando Marques dos Santos; Alexandre Jereissati Legey; Renato Torres de Faria; Shakhaf Wine; Rafael Luis Mora Funes, Carlos Jereissati and Henrique Jäger.

Rio de Janeiro, April 20, 2015.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer